December 18, 2007

Mail Stop 4563

By U.S. Mail and facsimile to (212) 270-4240

James Dimon
Chief Executive Officer
JPMorgan Chase & Co.
270 Park Avenue
 New York, NY

> **Re: JPMorgan Chase & Co.**
> **Definitive 14A**
> **Filed March 30, 2007**
> **File No. 01-5805**

Dear Mr. Dimon:

We have completed our review of your executive compensation and related disclosure, and we have no further comments at this time.

Please note that the company is responsible for the adequacy and accuracy of the disclosure in its filing. We are not approving any proposed disclosure you may have included in your response letter or any disclosure you include in your future filings in response to our comments.

If you have any further questions regarding our review of your filing, please call me at (202) 551-3419.

Sincerely,

Christian Windsor
Special Counsel